UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 5)*

CEDAR SHOPPING CENTERS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share
8-⅞% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

150602209 and 150602308

(CUSIP Number)

Equity One, Inc.
1600 Northeast Miami Gardens Drive
North Miami Beach, Florida 33179

(305) 947-1664

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 150602209			Page 2 of of Pages

1.	Name of Reporting Person: EQUITY ONE, INC.		I.R.S. Identification Nos. of above persons (entities only): 52-1794271

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 215,900

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 215,900

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 215,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 150602308			Page 3 of 8 Pages

1.	Name of Reporting Person: EQUITY ONE, INC.		I.R.S. Identification Nos. of above persons (entities only): 52-1794271

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 170,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 170,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 170,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 150602308
150602209	SCHEDULE 13D/A	Page 4 of 8 Pages
ITEM 1. SECURITY AND ISSUER.
     This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends the Statement on the Schedule 13D filed by Equity One, Inc., a Maryland corporation (the “Reporting Person”), dated June 23, 2004 (the “Original Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), issued by Cedar Shopping Centers Inc., a Maryland corporation (the “Company”), the principal executive offices of which are located at 44 South Bayles Avenue, Port Washington, New York 11050. The Original Schedule 13D was amended by that certain Amendment No. 1 to Schedule 13D dated July 28, 2004 (relating to the 8-7/8% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”)), that certain Amendment No. 2 to Schedule 13D dated February 23, 2005, that certain Amendment No. 3 to Schedule 13D dated August 4, 2005 and that certain Amendment No. 4 to Schedule 13D dated August 7, 2005 (“Amendment No. 4”).
     This Amendment No. 5 amends and supplements the information contained in the Original Schedule 13D, as amended to date, which is more fully reflected in Item 5 below.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     The approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Person is based on 22,347,981 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 4, 2005, as reflected in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) for the fiscal quarter ended June 30, 2005.
     As of the close of business on August 12, 2005, the Reporting Person beneficially owned 215,900 shares of Common Stock, constituting approximately 1.0% of the shares of Common Stock outstanding.
     The approximate aggregate percentage of Preferred Stock reported beneficially owned by the Reporting Person is based on 3,550,000 shares outstanding, which is the total number of shares of Preferred Stock issued and outstanding, as reflected in the Company’s Form 10-Q filed with the Commission for the fiscal quarter ended June 30, 2005.
     As of the close of business on August 12, 2005, the Reporting Person beneficially owned 170,000 shares of Preferred Stock, constituting approximately 4.8% of the shares of Preferred Stock outstanding.
     (a) The Reporting Person has the power to vote all of the shares of Common Stock and Preferred Stock and to dispose of all of the shares of Common Stock and Preferred Stock beneficially owned by it.
     (b) The trading dates, number of shares purchased or sold and price per share for all transactions in the Common Stock and Preferred Stock since the filing of Amendment No. 4 by the Reporting Person are set forth in Schedule C and were all effected on the New York Stock Exchange.

CUSIP No. 150602308
150602209	SCHEDULE 13D/A	Page 5 of 8 Pages
     (c) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock or Preferred Stock.
     (d) On August 12, 2005, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of Common Stock and Preferred Stock.

CUSIP No. 150602308
150602209	SCHEDULE 13D/A	Page 6 of 8 Pages
SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.
     IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 15th day of August, 2005.

EQUITY ONE, INC., a Maryland corporation
By:	/s/ Chaim Katzman
Chaim Katzman
Chief Executive Officer

CUSIP No. 150602308
150602209	SCHEDULE 13D/A	Page 7 of 8 Pages
Schedule C
Transactions in the Common Stock and Preferred Stock

		Number of Shares
Date of Transaction	Security	Purchased (Sold)	Price Per Share
August 11, 2005	Common Stock	(3,100)	$14.84
August 11, 2005	Common Stock	(1,800)	$14.94
August 11, 2005	Common Stock	(9,800)	$15.00
August 11, 2005	Common Stock	(100)	$15.02
August 12, 2005	Common Stock	(100,000)	$14.60
August 12, 2005	Common Stock	(150,000)	$14.60
August 12, 2005	Common Stock	(250,000)	$14.60
August 12, 2005	Common Stock	(150,000)	$14.60
August 12, 2005	Common Stock	(100,000)	$14.60
August 12, 2005	Common Stock	(210,200)	$14.60
August 12, 2005	Common Stock	(1,400)	$14.61
August 12, 2005	Common Stock	(75,000)	$14.55
August 12, 2005	Common Stock	(75,000)	$14.52
August 12, 2005	Common Stock	(7,500)	$14.55
August 12, 2005	Common Stock	(100,000)	$14.52
August 12, 2005	Common Stock	(3,000)	$14.55
August 12, 2005	Common Stock	(1,000)	$14.55
August 12, 2005	Common Stock	(3,000)	$14.55
August 12, 2005	Common Stock	(1,000)	$14.55
August 12, 2005	Common Stock	(500)	$14.55
August 12, 2005	Common Stock	(100,000)	$14.53
August 12, 2005	Common Stock	(50,000)	$14.53
August 12, 2005	Common Stock	(5,000)	$14.50
August 12, 2005	Common Stock	(30,000)	$14.45
August 12, 2005	Common Stock	(100,000)	$14.55
August 12, 2005	Common Stock	(60,000)	$14.60
August 12, 2005	Preferred Stock	(50,000)	$26.25
August 12, 2005	Common Stock	(40,000)	$14.50
August 12, 2005	Common Stock	(44,900)	$14.60
August 12, 2005	Common Stock	(300)	$14.62
August 12, 2005	Common Stock	(23,500)	$14.65
August 12, 2005	Common Stock	(500)	$14.66
August 12, 2005	Common Stock	(26,000)	$14.68
August 12, 2005	Common Stock	(5,000)	$14.71
August 12, 2005	Common Stock	(7,000)	$14.72
August 12, 2005	Common Stock	(1,000)	$14.74
August 12, 2005	Common Stock	(2,000)	$14.75
August 12, 2005	Common Stock	(5,300)	$14.68

CUSIP No. 150602308
150602209	SCHEDULE 13D/A	Page 8 of 8 Pages

		Number of Shares
Date of Transaction	Security	Purchased (Sold)	Price Per Share
August 12, 2005	Common Stock	(6,500)	$14.63
August 12, 2005	Common Stock	(9,000)	$14.70
August 12, 2005	Common Stock	(9,500)	$14.62